TransAlta signs contract for its Sarnia power plant

CALGARY, Alberta (Feb. 15, 2006) - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has signed a five-year agreement with the Ontario Power Authority for its Sarnia Regional Cogeneration Power Plant.

Under the terms of the contract, TransAlta will be available to supply an average of 400 megawatts (MW) of electricity to the Ontario electricity market. The supply contract is effective until Dec. 31, 2010.

“With this agreement, Sarnia, one of North America’s most efficient power plants, will be available to help meet the critical need Ontarians have for power,” said Steve Snyder, TransAlta President and CEO. “Today’s announcement is consistent with the government’s commitment to ensure that all electricity generators will be welcome and treated fairly.”

Commissioned in March 2003, the 575 MW, $490 million gas-fired cogeneration plant currently supplies steam and electricity to Lanxess (formerly Bayer Inc.), Dow Chemical Canada Inc., NOVA Chemicals (Canada) Ltd. and Suncor Energy Products Inc. in Sarnia. The largest cogeneration plant in Canada, Sarnia is also one of the cleanest, removing an estimated 4,900 tonnes of smog causing air pollutants per year, when compared to the old boiler technology it replaced.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

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Sneh Seetal

Daniel J. Pigeon

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com